EXHIBIT 99.1

Student Transportation Inc. Expanding in Pennsylvania

Growth Complements Experienced Regional Operating Team

CARNEGIE, Pa., May 31, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services reported its subsidiary Student Transportation of America, Inc. ("STA") is expanding their operations in Pennsylvania state through a new contract award and two letters of intent to acquire two longtime school bus operators.

The Company said it has signed two "non material" letters of intent subject to final due diligence and customer consents to acquire two school transportation companies and also won one new contract in a similar area that together will add over 190 vehicles with annualized revenues of over $9.0 million. Additional details will be disseminated upon closing of the acquisitions which are scheduled prior to the start of the school year.

"This is additional growth for fiscal 2013 as we will close the two deals after completion of the school year and our final due diligence expected in June or July. Both of these local operators have been in the business for well over 40 years each and we are very familiar with their quality operations. They chose to join with us so they could retire and to know their folks could be part of the family business atmosphere we have here at STA," said Peter Pearson, Executive Vice President based in Carnegie Pennsylvania. "The new contract win we secured is important as it also adds to our regional density. All the contracts have excellent fuel protection, quality customers, consumer price index annual increases and new five year or more contracts with renewal provisions."

The Company will fund the acquisitions through its existing credit facility. Management said the acquisitions will be immediately accretive to shareholders of its common stock upon closing and will be consistent with margins and purchase price multiples of previous acquisitions.

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com